File No. 70-9477

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM U-1 APPLICATION-DECLARATION
-----------------------------------------------------------------------

POST EFFECTIVE AMENDMENT NO. 15
TO
APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
----------------------------------------------------------------------

Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

(Name of company filing this statement and
address of principal executive offices)
--------------------------------------------------------------------

Dominion Resources, Inc.

(Name of top registered holding company
parent of each applicant or declarant)

James F. Stutts Vice President and General Counsel Dominion Resources, Inc. 120 Tredegar Street Richmond, VA 23219

(Name and address of agent for service)

--------------------------------------------------------------

The Commission is also requested to send copies of any communication in connection with this matter to:

Sharon L. Burr, Esq. Senior Counsel Dominion Resource Services, Inc. 120 Tredegar Street Richmond, VA 23219	John D. McLanahan Robert P. Edwards, Jr. Troutman Sanders, LLP 600 Peachtree Street Suite 5200 Atlanta, GA 30308

POST-EFFECTIVE AMENDMENT
TO
APPLICATION-DECLARATION
UNDER
SECTIONS 10 and 11
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Amendment No. 121 to the foregoing Application/Declaration is hereby amended and restated to read in its entirety as follows:

Applicant Dominion Resources, Inc. ("Dominion") files this post-effective amendment to the application in the above-referenced file in order to obtain the authorization of the Securities and Exchange Commission (the "Commission") to continue its process of divesting the businesses and assets held by Dominion Capital, Inc. ("DCI") beyond the third anniversary of the effective date of the merger authorized in this file, January 28, 2000.

In accordance with the Order of the Commission issued on December 15, 1999 in this file, HCAR No. 27113, Dominion has diligently undertaken to divest the businesses and assets of DCI. Dominion has succeeded in reducing the assets of DCI by a factor of two thirds, from a balance as of December 31, 1999, of $3,576,460,000 to a balance of $ 1,175,164,000 as of September 30, 2002. Its divestiture activities are ongoing. Dominion's efforts to divest itself of DCI have been frustrated by the economic recession, low interest rates and the diverse assets held by DCI. Shortly after Dominion became a registered holding company the economy of the United States entered a recession marked by a stock market collapse and major retrenchment of capital markets, which have continued through 2001 and 2002. Since March of 2000 there has been a dramatic decline in the valuation of equities, resulting in a flight from equity markets to debt markets, and significant reductions in interest rates. From November, 2001, to November 2002, the interest rates for 1-10 year U.S. Treasuries has declined by 30.3%. Given the current economic environment and the resultant impracticality of divesting the assets of DCI in their entirety, Dominion seeks extended authority to complete the process of divestiture.

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS

Dominion proposes to continue an expeditious and prudent program of divesting the assets and lines of business of DCI and to apply the proceeds resulting from divestiture to reduce the debt portion of Dominion's consolidated capitalization. Dominion proposes to conduct an annual evaluation as of June 30th of each year of the feasibility of expediting the divestiture of the assets and lines of business described herein in light of changing business and financial market conditions (including the relative feasibility of selling assets at that time or subsequently in order to recover fair value), and will submit a report of such evaluation within ten days of its completion. Dominion will report on a quarterly basis concerning the progress of the program of divestiture. Quarterly reports will be filed 60 days after each quarter by type of DCI investment,

__________________

1This Post-Effective Amendment No. 15 is amending and restating Post-Effective Amendment No. 12 filed under 70-9447. DRI has also filed Post-Effective Amendment Nos. 13 and 14 in File No. 70-9477, however those amendments relate to DRI's request for approval of the revised Dominion Resources Services Service Agreement.

value as of the beginning of each quarter, divestitures or sales during the quarter, and end-of-quarter value. Dominion requests that the Commission issue an order authorizing an extension of the time to accomplish divestiture until January 28, 2006.

DCI and its subsidiaries are in the financial services industry, including commercial lending, merchant banking, and residential lending. Its principal subsidiaries are First Source Financial, LLP ("First Source"), First Dominion Capital, LLP and Rincon Securities, Inc.

From January 2000 to date, through asset sales and other actions, DCI has reduced the assets of DCI from $3,576,460,000 to $1,175,164,000, including the sale of a major loan portfolio to a non-affiliate and the sale of the Saxon Mortgage division of DCI. Dominion anticipates being able to complete a number of further sales resulting in divestiture and a material reduction in the retained assets through 2002, reducing its assets by an additional $50 million. DCI, however, may not be able to recover the fair value or a reasonable market value through a forced sale of all of the assets held by DCI in the current market environment. DCI proposes to continue with divestiture of the constituent elements of its business with a priority of eliminating lines that require active management and retaining other assets only until fair value can be recovered through the divestiture process. In support of its application, Dominion shows that the diverse business lines of DCI and current market conditions rendered sale of DCI as a going concern impractical and required Dominion to sell component businesses and assets.

In further support of its Amended Application, Dominion shows that it has a definite plan of divestiture and has substantially completed its strategy to exit the substantial operating businesses of DCI which include commercial lending, merchant banking, and residential lending business.

In addition to the divestitures outlined above, Dominion has executed a memorandum of understanding outlining a process by which the management of First Source would acquire First Source. Under this memorandum of understanding management must acquire First Source no later than June 30, 2005. First Source currently services the commercial loans on the balance sheet of DCI and loans currently held in the Collateralized Loan Obligation entities formed by DCI. First Source employs approximately 29 individuals to perform those tasks.

DCI's First Source services assets held in certain Collateralized Loan Obligations ("CLOs"). DCI's investment in the CLOs represents the junior subordinated interest in CLOs structured by First Source. The potential value of this essentially passive investment position to a non-affiliate has been diminished by a weak economy.

Through a subsidiary, Rincon Securities, Inc., DCI holds a portfolio of preferred stock investments. The portfolio carries a tax benefit of allowing an interest deduction as well as receiving the dividend received deduction for tax purposes. This tax treatment is grand-fathered as long as the portfolio is owned by Rincon. This grand-fathered tax treatment is of value to a potential buyer of Rincon. In July, 2002 a firm was engaged to act as an investment banker to sell Rincon and is undertaking to sell Rincon. An offering memorandum has been prepared and is currently being distributed to prospective buyers of Rincon. Due diligence is expected to be performed in late 2002 with offers received in early 2003. A closing of the sales transaction is expected to take place in the second quarter of 2003.

DCI also holds mortgage residuals ("residuals"), collateralized loan obligations ("CLOs"), and collateralized debt obligations ("CDOs").

Residuals represent a passive investment in residual interests from each mortgage securitization transaction completed by Saxon Capital while it was owned by Dominion. Saxon originated and services residential mortgage loans. Dominion sold Saxon in July of 2001. Saxon continues to service the mortgage loans that are the underlying assets of the residuals. Each month Dominion receives cash from the residuals. A portion of the cash received is recognized as interest income. The cash in excess of the interest income is used to reduce the balance of the residuals. Various groups have reviewed the residuals and have offered amounts and terms not acceptable to Dominion. Lower interest rates resulting in increased prepayment speeds adversely affect the value of the residuals to potential buyers. A forced sale of the residual interests in the foreseeable future would reduce the likelihood that Dominion would recover their full value. The September 30, 2002 book value of residuals was $228 million.

The CLO investments represent junior subordinated interests in two CLOs structured by First Source. The purpose of structuring the two CLOs was to create a vehicle to sell existing commercial loans into. Approximately $1.2 billion of loans were sold into the CLOs. The effect was to reduce the assets and debt by approximately $1 billion. First Source manages and services the assets held in the CLOs. Because of the structuring, Dominion receives cash from the CLOs only after the senior tranches are completely paid off. Various groups have reviewed the CLOs and have offered amounts and terms not acceptable to Dominion. Currently, another group is evaluating a plan to restructure the two CLOs in an attempt to improve their economics, credit quality and cash flows. A forced sale of the CLOs in the foreseeable future would reduce the likelihood that Dominion would recover full value. The September 30, 2002 book value of CLOs represents $205 million.

The CDO investments represent junior subordinated passive interests in three CDOs structured by First Dominion Capital when its asset management business was owned by Dominion. The asset management business was sold to Donaldson, Lufkin & Jenrette (DLJ) in September 2000. DLJ continues to service and manage the assets held in the CDOs. The CDOs distribute cash semi-annually or quarterly. A portion of that cash received is interest income. The remainder of the cash is used to liquidate the investment. Various groups have reviewed the CDOs and have offered amounts and terms not acceptable to Dominion. Dominion will continue to receive cash on a monthly basis and reduce the balance of the residuals. The September 30, 2002 book value of CDOs was $61 million.

The remaining commercial loans (approximately 25) at First Source and First Dominion Capital that were not eligible for the CLOs are held as Finance Receivables with a book value as of September 30, 2002 of $46 million. As of December 31, 1999, Finance Receivables included 260 loans with a book value of over $2 billion. First Source manages and services these assets. Currently groups are reviewing the portfolio to determine what loans they are willing to purchase. An answer is expected by the end of the year.

DCI also holds a Saxon Mortgage note representing the balance ($25 million) of the seller note from the sale of Saxon in July 2001. The group that is evaluating a plan to restructure the two CLOs may sell this loan into that new CLO. If the loan is not included in the CLO restructuring, the note will mature in 2006.

DCI also holds interests in non-exempt companies acquired through loan restructuring, all of which are pending divestitures. These entities represent a book value of approximately $160 million, have their own management teams, and are in the process of being sold.

DCI has reduced its investment in real estate from $100 million as of December 31, 1999 to $28 million as of September 30, 2002. Investment in Real Estate represents investments in commercial real estate, development projects and raw land. The commercial real estate is currently being liquidated. Commercial real estate that Dominion does not have a controlling interest in should be less than $500,000 by year-end 2002. Dominion expects that it will take until late 2005 to recover full value from its real estate assets.

DCI holds at any one time approximately 25 non-controlling equity investments in non-public non-public-utility companies with a book value totaling approximately $25 million Dominion also holds non-controlling investments in three private equity funds with a book value totaling approximately $6 million. Many of these investments have been completely written off. Dominion continues to pursue sales opportunities with existing owners and other interested parties. Because of the nature of the investments Dominion anticipates that it will not fully recover its investment in these assets until 2005.

DCI also holds a number of non-controlling partnership interests in Low Income Housing Partnerships with a book value of $0. These interests have been completely written off. Dominion continues to monitor these investments because each partner is entitled to an interest in the net proceeds, if any, as properties are liquidated.

DCI also holds a 46% interest in a partnership formed in 1996 to make loans to small independent oil and gas producers. The partnership is currently servicing existing loans and selling assets it acquired through a loan restructuring. Dominion anticipates that it will take at least until 2004 to dispose of its investment in this partnership.

The remaining assets of DCI consist of its investment in the Vidalia hydroelectric project, the capitalized costs relating to the project, the lessor investment in the Vidalia sale leaseback transaction, and a note representing the balance of the seller note from the sale of a 25% interest in the Vidalia hydroelectric project. The Vidalia note matures in 2014. Dominion is authorized to retain its interests in this project by the Commission's Order in this file.

Rule 54 Analysis

Dominion meets all of the conditions of Rule 53(a), except for Rule 53(a)(1), and none of the adverse conditions specified in Rule 53(b) exist. At September 30, 2002, Dominion's aggregate investment, as defined in Rule 53(a)(1)(i), in exempt wholesale generators ("EWGs"), as defined in Section 32 of the Act, and foreign utility companies ("FUCOs"), as defined in Section 33 of the Act, was approximately $2,967.4 million of which $2,959.1 million was in EWG's. This amount exceeds the 50% "safe harbor" limitation contained in the rule. Dominion's average consolidated retained earnings, as defined in Rule 53(a)(1)(ii), as of September 30, 2002 were $1,102.3 million.

However, Dominion has, pursuant to Commission order dated December 28, 2001, HCAR No. 27485 (the "Rule 53(c) Order"), authority to make investments in EWGs and FUCOs up to its consolidated retained earnings plus $4.5 billion.

Dominion continues to assert that its investment in EWGs and FUCOs will not adversely affect the Dominion system.

In addition, Dominion and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53 (a) and (b), as demonstrated by the following determinations:

                        (i)      The Dominion system maintains books and records, and prepares financial statements, in accordance with Rule 53 (a) (2). Furthermore, Dominion has undertaken to provide the Commission access to such books and records and financial statements as it may request;

                        (ii)      No more than 2% of the employees of Dominion's domestic public utility companies render services at any one time, to its EWGs or FUCOs;

                        (iii)     Dominion has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of Dominion's public utility subsidiaries;

                        (iv)     Neither Dominion nor any subsidiary has been the subject of a bankruptcy or similar proceeding (unless a plan of reorganization has been confirmed in such proceeding);

                       (v)      Dominion's "average consolidated retained earnings" for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

                        (vi)     In the previous fiscal year, Dominion did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3% of Dominion's consolidated retained earnings.

             The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of Dominion's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the Dominion system, or an adverse impact on Dominion's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53 (c) Order was predicated, in part, upon an assessment of Dominion's overall financial condition which took into account, among other factors, Dominion's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order. In the aggregate Dominion's EWG and FUCO investments have been profitable for all quarterly periods ending March 31, 2000 through September 30, 2002. Dominion's EWG and FUCO investments also were profitable for the period from December 28, 2001 through September 30, 2002. As of September 30, 2001, the most recent period for which financial statement information was evaluated in the Rule 53 (c) Order, Dominion's consolidated capitalization consisted of 33.4% common equity, 6.4% preferred stock and 60.2% debt (including long and short-term debt and preferred stock). As of September 30, 2002, the consolidated capitalization ratios of Dominion, with consolidated debt including all short-term debt and non-recourse debt of its EWGs and FUCOs, were as follows:

As of September 30, 2002

Common shareholders' equity	34.8%
Preferred stock	5.9%
Long-term and short-term debt	59.3%
100

            Dominion's consolidated retained earnings increased from $1,199 million as of March 31, 2000 to $1,420 million as of September 30, 2002 and grew from $922 million as of December 31, 2001 to $1,420 million as of September 30, 2002. Dominion's EWGs and FUCOs have made a positive contribution to earnings by contributing approximately $1,461.8 million in revenues from March 31, 2000 through September 30, 2002, and net income of $362.3 million for the same period. Dominion's EWG and FUCO contributions to revenues and net earnings from December 31, 2001 to September 30, 2002 were $555.1 million and $78.7 million, respectively. Accordingly, since the date of the Rule 53 (c) Order, the capitalization and earnings attributable to Dominion's investments in EWGs and FUCOs has not had an adverse impact on Dominion's financial integrity.

ITEM 2. FEES, COMMISSIONS AND EXPENSES

The fees, commissions and expenses of the applicant will depend upon the ultimate terms of each disposition. The fees associated with this Application are legal fees in the amount of $20,000.00.

ITEM 3. APPLICABLE STATUTORY PROVISIONS

Section 10 of the Public Utility Holding Company Act of 1935 (the "Act"), 15 U.S.C. Section 79j, governed the original merger, and the divestiture condition was authorized by Section 10(c) of the Act. The aspects of the businesses retained by DCI that require active management have management teams in place and do not depend upon Dominion or Dominion's public-utility company subsidiaries for goods or services. The retention of these businesses in order to avoid economic loss resulting from volatility in financial markets will not detract from the management of either the holding company system or its integrated public utility company system operations. The majority of the retained assets are essentially passive financial assets. Retention of those assets pending improvements in financial markets and negotiations with purchasers, likewise, will have no deleterious effect upon Dominion as an integrated electric and gas utility holding company system.

ITEM 4. REGULATORY APPROVALS

No regulatory approvals are required other than that of the Commission.

ITEM 5. PROCEDURE

The Applicant respectfully requests that appropriate and timely action be taken by the Commission in this matter. No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and it is respectfully requested that any order be made effective immediately upon the entry thereof.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

None.

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

None of the matters that are the subject of this Application-Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application-Declaration will result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.

Pursuant to the Public Utility Holding Company Act of 1935, each of the undersigned companies has caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

DOMINION RESOURCES, INC.
By: /s/ James F. Stutts Title: Vice President and General Counsel
Date: December 23, 2002